Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

May 30, 2006

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

RE:     Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-132439

Dear Mr. Schwall:

In response to Donna Levy's telephone call of May 30, 2006, please be advised as follows:

MD&A

1. Disclosure has been provided that the professional expenses of $18,549 were for legal, accounting and auditing fees and that the payments were made to unrelated third parties.

2. Disclosure has been provided that the payment of $16,312 was to reimburse Cynthia Allison for advances she made for legal, accounting and auditing expenses.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.